SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 12, 2004

Date of Earliest Event Reported: March 11, 2004

VERDISYS, INC.

(Exact Name of Registrant as Specified in its Charter)

California	333-64122	22-3755993
(State of Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

25025 I-45 North, Suite 525
The Woodlands, Texas 77380
(Address of Principal Executive Offices)

(281) 364-6999
Registrants Telephone Number

(Former Name or Address of Registrant)

Item 6. Resignations of Registrant's Directors.

Carl Landers, a director of Verdisys, Inc. has resigned his position on the Board of Directors. This resignation was accepted by the Verdisys, Inc. on March 11, 2004.

This director has not requested disclosure of any matter of disagreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


VERDISYS, INC.


Date: March 12, 2004	By:	\s\ Dr. Ron Robinson, CEO
		Dr. Ron Robinson
		Chief Executive Officer
Date: March 12, 2004	By:	\s\ John O'Keefe, CFO
		John O'Keefe, Chief Financial Officer